UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For September 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

PETROBRAS ANNOUNCES EXPIRATION AND EXPIRATION DATE RESULTS OF ITS

PRIVATE EXCHANGE OFFERS FOR SEVEN SERIES OF NOTES

RIO DE JANEIRO, BRAZIL – September 16, 2019 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) today announced the expiration and expiration date results of the previously announced offers to exchange (the “Exchange Offers”), by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), relating to seven series of its outstanding notes set forth in the tables below (the “Old Notes”).

The Exchange Offers and related offers to purchase for cash previously announced (the “Cash Offers” and together with the Exchange Offers, the “Offers”), expired at 5:00 p.m. (New York City time) on September 13, 2019 (the “Expiration Date”) and are expected to settle on September 18, 2019 (such date and time with respect to an Offer, as the same may be extended with respect to such Offer, the “Settlement Date”).

Exchange Offers

The Exchange Offers were made pursuant to the terms and subject to the conditions set forth in the Offering Memorandum dated September 9, 2019 (the “Offering Memorandum,” as amended and supplemented, and together with the related eligibility letter and notice of guaranteed delivery, the “Exchange Offer Documents”).

The table below provides the aggregate principal amount of each series of Old Notes validly tendered in the Exchange Offers and not validly withdrawn at or prior to the Expiration Date, which PGF expects to accept, subject to the satisfaction of the conditions set forth in the Offering Memorandum:

CUSIP / ISIN Numbers	Title of Security	Principal Amount Outstanding	Principal Amount Tendered by the Expiration Date(1)	Principal Amount Reflected in Notices of Guaranteed Delivery(2)

71647NAF6 / US71647NAF69	4.375% Global Notes due May 2023	U.S.$1,500,414,000	U.S.$84,838,000	U.S.$400,000

71647NAM1 / US71647NAM11	6.250% Global Notes due March 2024	U.S.$1,984,522,000	U.S.$387,354,000	U.S.$215,000

71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	5.299% Global Notes due January 2025	U.S.$2,661,378,000	U.S.$534,813,000	U.S.$6,413,000

71647NAQ2 / US71647NAQ25	8.750% Global Notes due May 2026	U.S.$2,962,000,000	U.S.$906,700,000	U.S.$740,000

71647NAS8 /US71647NAS80	7.375% Global Notes due January 2027	U.S.$3,391,069,000	U.S.$1,121,312,000	U.S.$2,149,000

71647N AW9, N6945A AK3, 71647N AY5 /US71647NAW92, USN6945AAK36, US71647NAY58	5.999% Global Notes Due January 2028	U.S.$4,790,114,000	U.S.$2,014,063,000	U.S.$28,472,000

71647NAZ2 / US71647NAZ24	5.750% Global Notes due February 2029	U.S.$2,623,099,000	U.S.$1,026,914,000	U.S.$11,623,000

(1)

Principal amount of New Notes to be issued does not include New Notes that may be issued in exchange for Old Notes tendered pursuant to guaranteed delivery procedures prior to the Guaranteed Delivery Date (as defined below).

(2)	Principal amount of Old Notes that may be tendered pursuant to guaranteed delivery procedures prior to the Guaranteed Delivery Date.

Upon the terms and subject to the conditions set forth in the Exchange Offer Documents, PGF expects that it will issue approximately U.S.$4,109,583,000 aggregate principal amount of 5.093% global notes due 2030 (the “New Notes”), and that it will pay U.S.$2,782,440,087.68 in cash, as consideration for the Old Notes expected to be accepted in the Exchange Offers, without taking into account additional New Notes that may be issued and additional cash that may be paid, in exchange for Old Notes reflected in notices of guaranteed delivery received by PGF at or prior to 5:00 p.m. (New York City time) on September 17, 2019 (the “Guaranteed Delivery Date”) pursuant to guaranteed delivery procedures described in the Offering Memorandum (the “Guaranteed Delivery Procedures”). The pricing terms of the New Notes were announced by Petrobras on September 13, 2019.

In addition to the applicable exchange consideration, eligible holders whose Old Notes are accepted for exchange will be paid, in cash, accrued and unpaid interest on such Old Notes to, but not including, the Settlement Date. Interest will cease to accrue on the Settlement Date for all Old Notes accepted in the Exchange Offers, including those tendered through the Guaranteed Delivery Procedures. The total amount of accrued and unpaid interest to be paid by PGF, together with the total amount of cash to be paid by PGF in lieu of fractional amounts of New Notes, will be approximately U.S.$71,246,761.93 (excluding amounts payable in respect of Old Notes that may be tendered pursuant to the Guaranteed Delivery Procedures).

The actual aggregate principal amounts of New Notes that will be issued, and the total amount of cash , including accrued and unpaid interest, that will be paid, on the Settlement Date, are subject to change based on deliveries under the Guaranteed Delivery Procedures and final validation of tenders. PGF will not receive any cash proceeds from the Exchange Offers.

Given the amount of New Notes expected to be issued on the Settlement Date, the condition to consummate the Exchange Offers relating to the minimum issue requirement described in the Offering Memorandum, along with the condition relating to the settlement of the Cash Offers, are expected to be satisfied on the Settlement Date. All the other conditions for the consummation of the Exchange Offers were satisfied on the Expiration Date.

The New Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Therefore, the New Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and any applicable state securities laws. PGF will enter into a registration rights agreement with respect to the New Notes.

Only holders who had duly completed and returned an eligibility letter certifying that they were either (1) “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the Securities Act or (2) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) located outside of the United States were authorized to receive the Offering Memorandum and to participate in the Exchange Offers.

Global Bondholder Services Corporation is acting as the Information Agent and the Exchange Agent for the Exchange Offers. Questions or requests for assistance related to the Exchange Offers or for additional copies of the Exchange Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offers. The Exchange Offer Documents can be accessed at the following link: https://gbsc-usa.com/eligibility/Petrobras.

Cash Offers

The Cash Offers were made pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 2019 (the “Offer to Purchase” and, together with the related certification instructions letter and notice of guaranteed delivery, the “Cash Offer Documents”).

The table below provides the aggregate principal amount of each series of Old Notes validly tendered in the Cash Offers and not validly withdrawn at or prior to the Expiration Date, which PGF expects to accept, subject to the satisfaction of the conditions set forth in the Offer to Purchase:

CUSIP / ISIN Numbers	Title of Security	Principal Amount Outstanding	Principal Amount Tendered by the Expiration Date

71647NAF6 / US71647NAF69	4.375% Global Notes due May 2023	U.S.$1,500,414,000	U.S.$9,606,000

71647NAM1 / US71647NAM11	6.250% Global Notes due March 2024	U.S.$1,984,522,000	U.S.$9,978,000

71647N AV1, N6945A AJ6 / US71647NAV10, USN6945AAJ62	5.299% Global Notes due January 2025	U.S.$2,661,378,000	U.S.$4,808,000

71647NAQ2 / US71647NAQ25	8.750% Global Notes due May 2026	U.S.$2,962,000,000	U.S.$12,514,000

71647NAS8 /US71647NAS80	7.375% Global Notes due January 2027	U.S.$3,391,069,000	U.S.$1,838,000

71647N AW9, N6945A AK3, 71647N AY5 /US71647NAW92, USN6945AAK36, US71647NAY58	5.999% Global Notes Due January 2028	U.S.$4,790,114,000	U.S.$6,353,000

71647NAZ2 / US71647NAZ24	5.750% Global Notes due February 2029	U.S.$2,623,099,000	U.S.$4,438,000

Upon the terms and subject to the conditions set forth in the Cash Offer Documents, PGF expects that it will pay approximately U.S.$56,044,711 in cash, as consideration for the Old Notes expected to be accepted in the Cash Offers. In addition to the applicable tender consideration, Cash Offer Qualified Holders (as defined below) will be paid, in cash, accrued and unpaid interest on such Old Notes to, but not including, the Settlement Date. Interest will cease to accrue on the Settlement Date for all Old Notes accepted in the Cash Offers. The total amount of accrued and unpaid interest to be paid by PGF will be approximately U.S.$635,637.

Holders that were either (i) QIBs or (ii) non-“U.S. persons” (as defined in Rule 902 under the Securities Act) were not eligible to participate in the Cash Offers. All other holders of Old Notes were eligible to participate in the Cash Offers (such other holders, the “Cash Offer Qualified Holders”). Holders of Old Notes participating in the Cash Offers were required to certify that they were Cash Offer Qualified Holders.

Global Bondholder Services Corporation is acting as the Information Agent and the Tender Agent for the Cash Offers. Questions or requests for assistance related to the Cash Offers or for additional copies of the Cash Offer Documents may be directed to Global Bondholder Services Corporation at (866) 470-3800 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Cash Offers. The Cash Offer Documents can be accessed at the following link: https://www.gbsc-usa.com/Petrobras/.

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PGF has engaged Citigroup Global Markets Inc., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC and Santander Investment Securities Inc. (collectively, the “Dealer Managers”), to act as dealer managers with respect to the Offers.

This announcement is for informational purposes only. This announcement is not an offer to purchase or exchange or a solicitation of an offer to purchase or exchange any Old Notes. The Exchange Offers are being made solely pursuant to the Exchange Offer Documents and the Cash Offers are being made solely pursuant to the Cash Offer Documents. The Offers are not being made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to be made on behalf of PGF by the dealer managers for the Offers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The communication of this press release and any other documents or materials relating to the Offers is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being directed at and made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offers were only available to, and the Offers were engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on any document relating to the Offers or any of their contents.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras and PGF undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2019

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Bianca Nasser Patrocinio
Bianca Nasser Patrocinio
Executive Manager of Corporate Finance & Treasury